

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 20, 2009

James C. Kranz
Executive Vice President and Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652
By U.S. Mail and facsimile to (201) 967-0559

Re: Hudson City Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
File No. 000-26001

Dear Mr. Kranz:

We have reviewed your filing and have the following comments. Unless
otherwise indicated, we think you should revise your document in future filings in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended March 31, 2008
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Provision for Loan Losses, page 25

1. We note the continued deterioration in the credit quality of your loan portfolio over
the past several years and the first quarter of 2009, which has resulted in your ratio of
non-performing loans to total gross loans increasing in each period from 0.16% at
December 31, 2006 to 1.06% at March 31, 2009. We also note your disclosures on
pages 26 and 27 of the March 31, 2009 Form 10-Q regarding contractions in the

availability of business and consumer credit, increases in corporate borrowing rates, falling home prices, increasing home foreclosures, rising levels of unemployment and recent changes in your expectations surrounding the foreclosure process as a result of the current recessionary cycle. Please tell us in more detail, and disclose in future filings, the impact that these negative factors and trends had on your determination of the allowance for loan losses, including your appraisal and valuation process. In addition, provide us with the information necessary, and enhance disclosures in future filings, to explain the apparent directional inconsistency between the significant increase in non-performing loans and the coverage ratio for these loans (i.e., allowance for loan losses as a percentage of non-performing loans decreased in each period from 102.09% at December 31, 2006 to 20.34% at March 31, 2009).

Form 8-K filed April 21, 2009
General

2. We note your presentation of "tangible common equity ratio". This ratio appears to be non-GAAP as defined by Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this or other non-GAAP measures in the future, the staff notes the following:

    *   To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements;
    *   To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K;
    *   To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure; and
    *   In all cases, consider stating that in light of diversity in presentation in the market place, the methodology for determining these measures may vary among companies.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant